UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        Healthcare Imaging Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   421 939 109
                                 (CUSIP Number)


                            Scott M. Zimmerman, Esq.
                    Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                   May 2, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]







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                                  SCHEDULE 13D
CUSIP No. 421 939 109
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                Elliott H. Vernon
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                    (b) |_|
3      SEC USE ONLY

4      SOURCE OF FUNDS
         OO and PF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
    NUMBER OF      7      SOLE VOTING POWER
      SHARES                  1,080,500
   BENEFICIALLY    8      SHARED VOTING POWER
     OWNED BY                   -0-
       EACH        9      SOLE DISPOSITIVE POWER
    REPORTING                 1,080,500
      PERSON      10      SHARED DISPOSITIVE POWER
       WITH                     -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
           1,080,500
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.5%
14     TYPE OF REPORTING PERSON
                IN




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                         Amendment No. 1 to Schedule 13D

                        Healthcare Imaging Services, Inc.

               This Amendment No. 1 to Schedule 13D relating to Elliott H. Vernon's beneficial ownership of shares of the common stock, par value $0.01 per share, of Healthcare Imaging Services, Inc. restates, amends and supplements the original Schedule 13D filed by Elliott H. Vernon with the Securities and Exchange Commission on March 4, 1994 (the "Original Schedule 13D").

Item 1.        Security and Issuer

               The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Healthcare Imaging Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Schulz Drive, Middletown, New Jersey 07701.

Item 2.        Identity and Background

               This statement is being filed by Elliott H. Vernon (the "Reporting Person"). The Reporting Person's principal occupation is as the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is principally engaged in the business of establishing and operating fixed-site magnetic resonance imaging centers. The Reporting Person's business address is c/o Healthcare Imaging Services, Inc., 200 Schulz Drive, Middletown, New Jersey 07701.

               During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               The Reporting Person is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration

               The Reporting Person acquired all of the shares of Common Stock beneficially owned by him as of March 1, 1994 from the Company in connection with the Company's acquisition of its assets from certain partnerships in which the Reporting Person was a partner.

               As of February 1, 1996, the Company amended its employment agreement with the Reporting Person. Pursuant to such amendment, the employment agreement's expiration date of October 22, 1996 was extended to October 22, 1997 and during such one-year extension the Reporting Person's annual base compensation will be reduced from $200,000 to $100,000. Upon execution of such amendment, options (the "Vernon Old Options") that the



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Reporting  Person held as of such date  exercisable  to purchase an aggregate of
270,000 shares of Common Stock under the Company's 1991 Stock Option Plan (the "1991 Plan") were terminated, and the Company granted him options (subject to certain stockholder ratification and approvals) exercisable until February 1, 2001 to purchase an aggregate of 500,000 shares of Common Stock at a cash exercise price of $0.75 per share (the "Vernon New Options"). The Vernon New Options became fully vested on May 2, 1996 upon receipt of the required stockholder ratification and approvals at the Company's 1996 Annual Meeting of Stockholders.

               On February 9, 1996, the Reporting Person purchased 11,500 shares (the "Vernon Series C Shares") of the Company's Series C Convertible Preferred Stock (the "Series C Stock") for a purchase price of $25,875 in connection with the Company's sale on such date of an aggregate of 600,000 shares of Series C Stock for an aggregate purchase price of $1,350,000 in a private placement transaction. The source of the funds for the Reporting Person's purchase was his personal funds. The Vernon Series C Shares became convertible at the Reporting Person's option into an aggregate of 80,500 shares of Common Stock on May 2, 1996 upon receipt of certain required stockholder approvals at the Company's 1996 Annual Meeting of Stockholders.

Item 4.        Purpose of Transaction

               See Item 3 above. The Reporting Person intends to continually review his investment in the Company and based upon several factors, including, but not limited to, the Reporting Person's financial position, the Company's business affairs and financial position, the general economy and conditions in the securities markets, may purchase additional shares of Common Stock or dispose of shares of Common Stock beneficially owned by the Reporting Person in the open market or in privately negotiated transactions to one or more purchasers or pursue other transactions.

               Except as described herein, other than in his capacity as Chairman of the Board, Chief Executive Officer and President of the Company, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.



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Item 5.        Interest in Securities of the Issuer

               As of March 1, 1994, the Reporting Person beneficially owned 620,000 shares of Common Stock, which represented 15.56% of the then outstanding shares of Common Stock. (Such number was based on the number of shares of Common Stock reflected as outstanding in the Company's Proxy Statement for its Annual Meeting of Stockholders held on December 17, 1993, as adjusted where appropriate for exercisable warrants or options). The 620,000 shares of Common Stock beneficially owned by the Reporting Person included 50,000 shares of Common Stock issuable upon exercise, at a per share exercise price equal to $5.00, of options granted to the Reporting Person pursuant to the 1991 Plan. Such shares did not include 75,000 shares of Common Stock issuable upon exercise, at a per share exercise price equal to $5.00, of options granted to the Reporting Person pursuant to the 1991 Plan which are not currently exercisable. The Reporting Person had sole voting and dispositive power of the 620,000 shares of Common Stock then beneficially owned by him.

               Other than as set forth on Schedule A attached hereto, the Reporting Person did not engage in any transactions in the Common Stock during the 60 days preceding the date of the Original Schedule 13D.

               As of May 22, 1996, the Reporting Person beneficially owned 1,080,500 shares of Common Stock, which represented approximately 19.5% of the then outstanding shares of Common Stock. (According to the Company's Form 10-Q for the quarterly period ended March 31, 1996, as of May 15, 1996 there were 4,961,974 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options and convertible securities, was used.) Such 1,080,500 shares included 500,000 shares of Common Stock issuable upon exercise of the Vernon New Options which are currently exercisable and 80,500 shares of Common Stock issuable upon conversion of the Vernon Series C Shares which are currently convertible. Such 1,080,500 shares did not include the Vernon Restricted Stock Grant because the Reporting Person has neither voting power nor investment power with respect to such shares until they become vested. The Reporting Person has sole voting and dispositive power with respect to such 1,080,500 shares. Assuming conversion of all of the Series C Stock into an aggregate of 4,620,000 shares of Common Stock, the Reporting Person's beneficial ownership of 1,080,500 shares of Common Stock would represent approximately 10.7% of the outstanding shares of Common Stock.

               Other than as set forth herein, the Reporting Person did not engage in any transactions in the securities of the Company during the sixty days preceding May 22, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               None.




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Item 7.        Material to be Filed as Exhibits

               None.



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                                          Signatures

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 22, 1996                                By: /s/Elliott H. Vernon
                                                       --------------------




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                                   SCHEDULE A
                    TRANSACTIONS IN THE COMMON STOCK EFFECTED
                   BY THE REPORTING PERSON DURING THE 60 DAYS
                 PRECEDING THE DATE OF THE ORIGINAL SCHEDULE 13D

                                                              Price Per Share or
Date            Type                     Amount              Derivative Security

12/29/93       Sale in the             10,000 Shares                  $5.00
               Open Market

1/14/94        Private Sale            500 Redeemable Common          $6.25
                                       Stock Purchase Warrants
                                       (right to buy)*

1/17/94        Private Sale            1,500 Redeemable Common        $6.00
                                       Stock Purchase Warrants
                                       (right to buy)*

1/26/94        Sale in the             5,000 Shares                   $4.25
               Open Market

1/31/94        Sale in the             1,000 Shares                  $4.375
               Open Market

2/1/94         Sale in the             4,000 Shares                   $4.25
               Open Market

2/9/94         Sale in the             4,000 Shares                   $4.50
               Open Market

2/10/94        Sale in the             3,000 Shares                   $4.50
               Open Market

2/11/94        Sale in the             3,000 Shares                   $4.50
               Open Market

* Each redeemable common stock purchase warrant ("Redeemable Warrant") entitled the holder thereof to purchase one share of Common Stock and one Class B Common Stock Purchase Warrant ("Class B Warrant") for $2.50 until March 18, 1994. Thereafter, each Redeemable Warrant is exercisable at $7.00 for one share of Common Stock until expiration on November 12, 1996. Each Class B Warrant was exercisable immediately at $2.00 for one share of Common Stock until December 20, 1994, and at $7.00 thereafter until expiration on November 12, 1996.



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